

RECEIVED
MAR 27 2003
187

TRANS AMERICA INDUSTRIES LTD.



03050384

PRESS RELEASE

MARCH 5, 2003

TSX VENTURE: TSA

Trans America Industries is pleased to provide an update of its corporate activities in light of the recent increase in its share price and daily trading volume.

Last month, the Company staked 26 contiguous claims on the north limb of the Lynn Lake greenstone belt in northern Manitoba. The claims are underlain by the Agassiz Metallotect, a large east-west trending, metalliferous feature that hosts two significant former gold producers: the shear-hosted MacLellan gold deposit, which adjoins the Company's claims on the west, and the iron formation-hosted Farley Lake gold mine, which ties on to its claims to the east.

The Company's management team is presently formulating plans for a summer exploration program that will include mapping and airborne geophysics followed by a significant diamond drilling program later in the season.

In order to exploit the property's potential to the fullest, Trans America is evaluating various financing options including a flow through share issue that would cover the cost of the 2003 exploration program.

Trans America has approximately $850,000 in working capital and $2.5 million in marketable securities, which will allow the Company to optimize its experience in Manitoba with minimal dilution of shareholders' equity.

The Company's history in the Lynn Lake area dates back to 1986 when it entered into a joint venture with SherrGold Inc. to explore for gold deposits in the region. Work by the joint venture led to the discovery of the Burnt Timber deposit which was subsequently developed and put into production by Cazador Explorations Limited. Trans America also has a history in the industrial minerals sector and in 1995 vended its Chilean iodine property into Atacama Minerals for shares, of which Trans America presently holds 3,178,800. Atacama is part of the Lundin Group of Companies and the Atacama project is now a significant producer of iodine and will commence production of sodium sulphate this year.

Trans America has a highly experienced management team including John Campbell, a retired mining and resource lawyer, William Meyer, the former president of Teck Exploration, Jim McDougall, an award winning geologist who is credited with the discovery of the Windy Craggy copper-gold deposit in northwestern BC and David Duval, former Western Editor for The Northern Miner, Technical Advisor to the United Nations, and a prominent mining author and journalist.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"

President

Trans America Industries Ltd.,
Suite 500, 905 West Pender Street,
Vancouver, B.C.
V6C 1L6, Canada

Telephone: (604) 688-8042
Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

PRESS RELEASE

12 Exempt
82-3480

FEBRUARY 19, 2003 TSX VENTURE: TSA

Trans America Industries Ltd. reports that its Board of Directors is finalizing exploration plans for the Company's newly acquired claim holdings in the Lynn Lake greenstone belt of Manitoba with a view to implementing a significant work program in the coming months.

The 26 contiguous claims are located on the north limb of the Lynn Lake greenstone belt and cover a strike extent of approximately sixteen kilometres. The claims are underlain by the Agassiz Metallotect, a regional-scale, east-west trending feature that hosts two significant former gold producers. One of these producers, the shear-hosted MacLellan gold deposit, adjoins our claims on the west while the iron formation-hosted Farley Lake gold mine ties on to our claims to the east.

Ongoing studies by the Manitoba Government support the hypothesis that the unique physical and chemical characteristics of the lithologies comprising the Agassiz Metallotect provided both conduits and traps for gold bearing hydrothermal fluids whose origin remains unknown.

The Lynn Lake greenstone belt is characterized by multiple periods of intrusion-related activity that may be associated with the emplacement of porphyry-type copper-gold mineralization in a quartz diorite intrusion that lies within the property's boundaries.

In 1972, a subsidiary of Cyprus Mining Corporation of Los Angeles returned "porphyry type" disseminated gold mineralization on the Lynn Lake property as follows:

Drill Hole	From (ft)	To (ft)	Length (ft)	Cu (%)	Au (oz/ton)	Ag (oz/ton)
406-3-72	165	178	13	0.66	0.031	0.37
406-4-72	390	401	11	0.94	0.037	0.56
	401	405	5	Not Sampled		
	405	420	15	0.33	0.13	0.10
406-5-72	820	980	160	0.35	0.015	0.28

- **Following a mid 1980's re-examination of the drill core Manitoba Mineral Resources Ltd., reported that the core was not split but rather "representative" samples were selected from each 5 foot interval for assay.**

The portion of the Lynn Lake greenstone belt held by Trans America has yet to be systematically explored for gold, partly because of overburden constraints but also because the geological controls for gold mineralization in the belt have not been understood until recently.

This summer's work program, which will serve to identify drill targets for a fall drill program, will likely include detailed mapping of the claims along with an airborne magnetometer survey that will reduce the existing line spacing from 300 to 100 metres. Recent advances in selective and partial extraction geochemical technology (Mobile Metal Ions, Enzyme Leach) could provide a means of seeing through areas hosting thick overburden.

Trans America's history in the area dates back to 1986 when the Company entered into a joint venture with SherrGold Inc. to explore for gold deposits. Work by the joint venture led to the discovery of the Burnt Timber deposit which was subsequently developed and put into production by Cazador Explorations Limited.

P. James Chornoby, a Manitoba-based Professional Geologist with decades of experience in the Lynn Lake camp, has been commissioned to prepare a summary report on the property which will include recommendations for a work program and a strategy to exploit the gold potential on the claims. Mr. Chornoby, who is a qualified person as defined by National Instrument 43-101, supervised the compilation of this release.

TRANS AMERICA INDUSTRIES LTD.,

"John K. Campbell"

President

Trans America Industries Ltd.,
Suite 500, 905 West Pender Street,
Vancouver, B.C.
V6C 1L6, Canada
Telephone: (604) 688-8042
Fax: (604) 689-8032

TRANS AMERICA INDUSTRIES LTD.

PRESS RELEASE

12G Exempt
82-3480

FEBRUARY 11, 2003 TSX VENTURE: TSA

New Lynn Lake Gold Project

Trans America Industries Ltd. has staked a new Lynn Lake gold project consisting of 26 contiguous mineral claims in northwest Manitoba with a combined surface area of 4,814 hectares located approximately 9.5 kilometres northwest of the town of Lynn Lake, Manitoba.

The claim block covers 13 kilometres along the north limb of the Lynn Lake greenstone belt. The west boundary of the new gold project adjoins the property containing the former producing MacLellan gold mine and the east boundary adjoins the claims that are part of the former producing Farley Lake gold mine.

Trans America was previously involved in the area with extensive exploration of the south limb of the Lynn Lake greenstone belt. This work led to the discovery in 1988 of the Burnt Timber gold deposit, which was subsequently mined in conjunction with the Farley Lake deposits, utilizing the MacLellan mill.

TRANS AMERICA INDUSTRIES LTD.

"John K. Campbell"
President

Trans America Industries Ltd.,
Suite 500, 905 West Pender Street,
Vancouver, B.C.
V6C 1L6, Canada
Telephone: (604) 688-8042
Fax: (604) 689-8032